UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________

SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
------------------------

ETRIALS WORLDWIDE, INC.
(Name of Subject Company)

ETRIALS WORLDWIDE, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

29786P103
(CUSIP Number of Common Stock)
____________________

Joseph (Jay) F. Trepanier
Chief Financial Officer
etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, North Carolina 27560
(919) 653-3400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

______________________

Copy to:

Donald R. Reynolds, Esq.
Alexander M. Donaldson, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000

[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This schedule is being filed simply to correct the EDGAR Form Type from SC 14D-9 as filed on June 1, 2009 to SC 14D-9C.  This filing is identical to the SC 14D-9 filed on June 1, 2009.
____________________________

Script for address on June 1, 2009 by M. Denis Connaghan, Chief Executive Officer of etrials Worldwide, Inc., to employees of etrials Worldwide, Inc.

Merge-etrials Employee Communication Script

Good morning and thank you all for attending.

Four weeks ago when we met I informed you of the proposed acquisition of etrials by BioClinica.

As clearly communicated to you at that time, the acquisition was not yet final and subject to the terms and conditions outlined in the press release of May 5th and subsequent SEC filings.

That being said the Board of etrials remained obligated to maximize shareholder value and evaluate any unsolicited offers by third parties recognizing the strong value in the etrials business.  The agreement with BioClinica was amended with an increase in the sale price announced on May 19th.  This was the result of an unsolicited third-party’s offer to acquire etrials.

Today is another exciting day of news for all in and around etrials.  We are announcing that the etrials’ Board of Directors received a further unsolicited bid from the same third party for the acquisition of etrials and determined that this company’s offer was superior to that of BioClinica.  As a result etrials terminated the agreement with BioClinica and has signed an agreement with Merge Healthcare.

That superior offer by Merge Healthcare equates to approximately $1.70 per etrials’ share made up of 80 cents in cash and approximately 90 cents in Merge stock.  Further financial details of the agreement can be found in the joint press release, which came out this morning.

For those of you who are unfamiliar, Merge provides imaging and information management software solutions to the healthcare market.  For over 20 years, Merge has been an innovator focused on solving the unique visualization, connectivity and workflow issues posed by the adoption of digital medical imaging.

Merge is headquartered in Milwaukee, WI, and has offices in Ohio, Canada, The Netherlands and China with approximately 300 employees worldwide.

I am very confident that this is a great opportunity for all of etrials; you, our employees, our customers and our shareholders.

Given etrials’ impressive eClinical portfolio and expertise and with the growing demand for Merge’s imaging technology in the clinical trials environment, especially oncology, this acquisition enables both companies an opportunity to deliver greater value to customers and accelerate each others’ growth strategy to capture increased market share at a faster rate.

As our customers are increasing their use of imaging to prove the efficacy of new treatments and therapies, Merge sees etrials as being the cornerstone of its eClinical strategy of offering clients much broader, unique and integrated eClinical solutions.

The Merge acquisition offers a tremendous opportunity for etrials’ customers because there is no product overlap.  Our etrials’ EDC, IVR/IWR and eDiary solutions will become the launching pad for Merge’s eClinical division, while providing a platform for the integration of Merge’s premier imaging solutions into mainstream clinical studies. Additionally, there is no customer overlap, which means, each company will be able to leverage existing relationships for cross- and up-sell opportunities.

This agreement makes etrials employees part of a larger, financially secure and growing global organization. This presents you, our employees, with greater opportunities for career development, training and the ability to acquire new skills.

As was previously the case, due to the regulatory nature of publicly traded companies, there are limits to what I can say, and to what types of activities each company can participate in, prior to the merger being finalized. But I can say that Merge is absolutely committed to moving this process along as quickly and as smoothly as possible.

Upon completion, which is expected to be in July, we will be able to work directly with the Merge team. Until then, we must work separately, diligently and in parallel toward the goal of integrating both organizations.  Getting this integration right is of the utmost importance.

As we move closer to finalizing the acquisition we will be communicating on a regular basis to keep you apprised of progress.

Now, from an organizational perspective, there is no product or customer overlap.  What the etrials team does is unique and additive to what the Merge team does.  This means that etrials will be the Merge eClinical division, reporting directly to Merge CEO, Justin Dearborn.  There are no plans to close the North Carolina office.  etrials will have a close relationship with the clinical trials specialists within the Merge OEM team.  We expect there also will be joint product development and support.

As with the previous announcement, I am asking all of you to remain focused on the job at hand with a strong emphasis on customer service.

From what I’ve observed, you’ve done just that over the past month. In the midst of change, you have come together as a team, placing a high emphasis on quality and timely customer service.  I ask that you continue the great work.

In recent weeks, we have seen a great deal of interest and activity, as well as client satisfaction.  In light of today’s exciting news and with DIA right around the corner, now is the time to keep that momentum going.

Again, you are our company’s greatest asset, and our clients rely on you for their very important clinical study work. That must remain our top priority!

Turning to HR-related questions, Merge has decided to keep our insurance providers throughout the remainder of the year, after which, we would switch to the Merge plan of benefits. Specifics on that will come later, but I can tell you that from my review the Merge plan is generally equivalent to our own.

In terms of operating structure, our office will remain in Morrisville and be Merge’s eClinical division, reporting directly to Merge CEO, Justin Dearborn.  Your current reporting structure will remain business as usual.

In terms of client communication, we will follow the same strategy which was previously successful.  Following this meeting the Senior Management Team will be making personal calls to key client contacts, followed by an email blast and posting of client-facing FAQ documents on our web site.

In addition, after this meeting, Michael and Ann Marie will be meeting with their respective teams to implement further specific client communication plans.

I’d also like to remind all of you that given the nature of this event, it is of the utmost importance that we do not discuss these matters with anyone outside of etrials.

We are all still under confidentiality agreements. Due to SEC guidelines, we are not permitted to trade either company’s stock at this time, so consider this a black out period.

In closing, I would like to emphasize how very excited I am with this Merge announcement as it clearly demonstrates Merge’s recognition of our company’s value, potential, and client needs.

Together, it provides us with the opportunity to create one of the most formidable eClinical solution suites available in the clinical trials development marketplace.

I’d like to take this opportunity to thank all of you for your hard work and dedication. Please continue to remain diligent day in and day out and place a strong emphasis on customer service.

Now, I’d like to introduce Justin Dearborn, CEO of Merge Healthcare who would like to say a few words. Justin?
At this point, we’ll open it up to Q&A.

Thank you all. Please read the FAQs that Chris will send out and will be posted on our Intranet and Internet and refer any further questions to your respective manager.

#           #           #

FAQ delivered to etrials Worldwide, Inc. employees on June 1, 2009.

Merge Healthcare Acquisition of etrials – Employee FAQ

June 1, 2009

General

Q:  What is the effective date of the acquisition of etrials by Merge?

A:  The public announcement of the Merge offer to acquire etrials Worldwide, Inc., takes place today on June 1, 2009.

Q:  When will the acquisition be final?

A:  The merger agreement between etrials and Merge Healthcare was signed May 30, 2009. The transaction is expected to close in July 2009.

Q:  When will the transition take place?

A:  Because we are both publically traded companies, there are a set of procedures and regulations that we must adhere to, including SEC rules. As such, we are limited to the types of activities that can take place until the transaction is completed.

Through this time and up to the time of completion of the transaction, more details will become available as to the integration of the two organizations working environments.

Both companies are working diligently to move toward the completion of the transaction. Upon that completion, etrials will be able to work directly with the Merge team. Because we are both publically traded companies, we must work separately, but in tandem.

Q:  What are the financial terms?

A:  The financial terms of the agreement are outlined in the press release that was published on our web site this morning and in documents being filed with the SEC.

Q:  Who is Merge Healthcare?

A:  Merge Healthcare (NASDAQ MRGE) provides imaging and information management software solutions to the healthcare market.  For over 20 years, Merge has focused on solving the unique visualization, connectivity and workflow issues posed by the adoption of digital medical imaging.  Headquartered in Milwaukee, WI, Merge has offices on 3 continents and approximately 300 employees worldwide.

Merge has strong brand leadership in the medical imaging toolkit market with its MergeCOM-3™ DICOM toolkit, as well as in desktop diagnostic review software through its eFilm Workstation®.

Q:  I thought etrials was already acquired by BioClinica.  What happened?

A:  On May 5, 2009, etrials and BioClinica jointly announced the proposed acquisition of etrials by BioClinica (NASDAQ:  BITI) and subsequently amended their offer on May 15, and May 19, 2009.  However, etrials had an obligation to its shareholders to entertain any superior offers. etrials’ Board determined that the Merge proposal was a superior offer.

Q:  Why is Merge acquiring etrials?

A:  The combination of etrials’ eClinical portfolio and the breadth of Merge’s imaging technology creates new capabilities to meet the growing demand for imaging in the eClinical space.  This acquisition allows both organizations to jointly expand their footprint in the life sciences and healthcare IT arena.

The combination will also accelerate both companies’ strategy to deliver increased value to customers. Customers are increasing their use of imaging to prove the efficacy of new treatments and therapies, while at the same time demanding more comprehensive and integrated eClinical solutions to provide high quality data in real-time.

The addition of image management and workflow expertise broadens etrials’ capabilities on a global scale, especially in oncology trials which can benefit from Merge’s tumor tracking and measurement solutions.

Q:  How will etrials’ customers benefit?

A:  Because there is no product overlap, etrials’ clients have the comfort of knowing the solution that they selected and are using will be the go-forward platform.

etrials’ EDC, IVR/IWR and eDiary solutions are planned to become the flagship products of Merge’s eClinical division, while also providing a platform for Merge’s clinical trials imaging solutions.

etrials’ clients can also be assured that Merge has made a strong commitment to the clinical trials market through this proposed acquisition.  Merge also brings financial stability and strength for etrials.

Q:  Who will lead this initiative?

A:  etrials’ CEO, Denis Connaghan, will work closely with Merge Healthcare’s CEO, Justin Dearborn in order to ensure the success of this transaction.

Q:  When will our clients be informed of this change?

A:  As was the case with the BioClinica announcement, client communication will begin immediately. We are currently planning several actions to inform our customers and make sure that they are aware and comfortable with this change.

On June 1, an email message will be sent to all client contacts to inform them of the planned change.  This email campaign will be closely followed by telephone calls from executive team members. Additional client communication actions are planned when the acquisition is finalized.

Q:  How can I learn more about Merge Healthcare?

A:  One of the chief goals is to ensure this transition is as smooth as possible for all etrials employees. You can learn more about Merge, its clients, office locations, and leadership, by visiting: www.merge.com.

Q:  How will the etrials team fit organizationally within Merge?

A:  etrials will be a business unit within Merge, with access to clinical trials resources and product development from Merge OEM.

Job/Position-Related

Q:  How does this benefit etrials’ employees?

A:  This agreement makes etrials employees part of a larger, financially secure and growing global organization.

As employees with a larger company, this presents greater opportunities for career development, training, and the ability to acquire new skills.

Q:  How will my job be affected as a result of this acquisition?

A:  Once the acquisition closes in July, we hope that all etrials’ employees will choose to become Merge Healthcare employees.

Keeping all of our existing clients is, of course, a top priority and the valuable service provided by etrials’ employees will be crucial to support clients without interruption.  Your talent is crucial for ensuring our continued success.

Q:  Will my job responsibilities change?

A:  Customer service will remain the highest priority. In terms of job responsibilities, it should be business as usual for all etrials employees.

Q:  Who will be my team lead/manager at Merge?

A:  As both companies transition to close the merger transaction, details such as organizational structure will be finalized.  We do not anticipate any immediate changes in the reporting structure.

Q:  Will our clients/project work be affected?

A:  No. Again, consider it business as usual for all client work. The agreement is designed to be seamless and transparent to clients and their projects, but our clients will now have the ability to gain access to an expanded set of services and capabilities, as will the current Merge clients.

For more information on client communication, please refer to the Client-Facing FAQ.

Q:  How will my clients be notified?

A:  Michael Mickens and etrials’ executives are scheduling email, phone and personal meetings with all clients regarding the agreement.

Please direct any other inquiries to your appropriate manager immediately upon receiving them.

Q:  I receive and respond to RFPs for etrials.  Will I continue to do so for Merge?

A:  Sales, Contracts and Proposals, and Sales Operations professionals should continue to drive RFP’s forward under the etrials name until the acquisition is finalized.

HR-related – Benefits, Payroll, PTO

Q:  Will my healthcare and dental benefits change?

A:  There is no immediate plan to change etrials’ employee healthcare and dental benefits throughout the remainder of the year.

It is certainly likely that etrials’ benefits will change over to the Merge benefits package during the enrollment period for 2010.

Q:  Will our payroll schedule change?

A: No

Q:  Are there different HR policies, agreements and/or procedures that employees will need to follow? When is the joint company integration plan to be rolled out?

A:  The Merge human resources team is planning the integration strategy, which is scheduled to be rolled out after the transaction has been consummated.  This will consist of the benefits transition, HR policies and procedures manual, and distribution of agreements (confidentiality, invention assignment, insider trading).

Q:  What happens to my unused vacation time?

A:  Merge will honor all 2009 vacation hours earned, but not taken, for etrials’ employees as of the closing date of the acquisition.

Q:  Will I have sick/personal time available to me?

A:  Sick/personal days will not fall under the Merge benefit plan in 2009.  At a date and time yet to be specified, the Merge team will conduct employee presentations relating to all benefits programs.

Q:  What is the Merge holiday schedule?

A: etrials will recognize the holidays in 2009 per our existing policy.

Q:  What will happen with my etrials’ Retirement Plan?

A: The details of the etrials’ 401K retirement plan will be worked out over the coming weeks and shared as soon as available after the acquisition is finalized.  Until then and as it stands now, etrials’ plan participants may still manage their accounts and transfer within the available investment options.

Other General Questions:

Q:  Are there going to be immediate management changes?

A:  There will be no immediate management changes.  For the next five to six weeks, our management and all employees will remain focused on servicing our clients and closing many of the exciting opportunities our sales team have identified.

Q:  Where is the company HQ going to be located?

A:  The Milwaukee, Wisconsin (USA) office will remain Merge Healthcare’s worldwide company headquarters.

Q:   Will etrials’ offices be closed or relocated?

A:  The Morrisville office will continue to be the center of etrials’ operations.

Q:  Will the stock ticker symbol change?

A:  The etrials stock will cease trading when the transaction is consummated.

Q:  Are employees allowed to buy Merge and/or etrials’ stock?

A:  At this time there is a black out period in effect for transactions in either etrials (ETWC) and/or Merge (MRGE) stock by both company’s employees. Jay Trepanier will notify etrials’ employees once this black out period is over and employees may once again buy stock.

Q:  I have specific questions that were not addressed on this document.  Who should I contact?

A:  Please contact your respective senior management team member with any outstanding questions about this change.

Notice to Investors

The tender offer for the outstanding shares of common stock of etrials Worldwide, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Merge Healthcare, Inc., will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and etrials will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. etrials stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Merge Healthcare (with respect to documents filed by Merge Healthcare with the SEC) by going to the Investor Relations section of Merge’s website at www.merge.com, or from etrials (with respect to documents filed by etrials with the SEC) by going to the Investor Relations section of etrials’ website at www.etrials.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Letter, dated June 1, 2009, delivered to etrials Worldwide, Inc. clients.

Monday, June 1, 2009

Dear :

Last month, I informed you of BioClinica’s intention to acquire etrials Worldwide. As we are a publicly traded company and the proposed BioClinica transaction was not yet finalized, etrials was obligated to consider superior offers. As a result, the etrials Board of Directors has agreed to accept a superior offer to acquire etrials by Merge Healthcare, Incorporated. The merger agreement between etrials and Merge was signed May 30, 2009, and the transaction is scheduled to close in July 2009.

A true pioneer in medical imaging software and services, Merge Healthcare’s solutions help solve mission-critical issues for radiology practices, outpatient imaging centers, hospitals, imaging companies, distributors, pharmaceutical companies and device manufacturers worldwide.

We are extremely excited about this merger and strongly believe it provides our customers and business with the added financial strength, critical mass, additional imaging capabilities, experience and stability of a larger, international organization that shares our deep commitment to providing superior customer service and innovative eClinical solutions.

Merge has participated in the clinical trials market by providing image management and measurement solutions.  Now, etrials’ EDC, IVR/IWR and eDiary solutions are planned to become the flagship products of Merge’s eClinical division, while also providing a platform for Merge’s clinical trials imaging solutions.

I want to emphasize our commitment to minimizing any possible effect this process may have on your study project work. I would also like to point out that there is no product or customer overlap between etrials and Merge.  Our expectation is that you will not need to do anything different to continue to work with etrials.

Over the coming days, we will be contacting you directly to personally address any of your individual questions.

Meanwhile, please see the attached Frequently Asked Questions document or visit the Merge Healthcare web site (www.merge.com) to learn more.

Thank you very much for your continued partnership and support.

Sincerely,

M. Denis Connaghan
President and CEO

FAQ accompanying the letter dated June 1, 2009 delivered to etrials Worldwide, Inc. clients and to be available to etrials Worldwide, Inc. stockholders on the etrials Worldwide, Inc. website.

Merge Healthcare Acquisition of etrials – FAQ document

Prepared for public distribution via www.etrials.com

June 1, 2009

General

Q:  What are you announcing today?
A: On June 1, 2009, Merge Healthcare and etrials jointly announced that they have signed an agreement whereby Merge will acquire etrials Worldwide, Inc. The agreement was effective on May 30, 2009.

Q:  Who is Merge Healthcare?
A:  Merge Healthcare (NASDAQ MRGE) provides imaging and information management software solutions to the healthcare market.  For over 20 years, Merge has focused on solving the unique visualization, connectivity and workflow issues posed by the adoption of digital medical imaging.  Headquartered in Milwaukee, Wisconsin, Merge has offices on 3 continents and approximately 300 employees worldwide.  Merge has strong brand leadership in the medical imaging toolkit market with its MergeCOM-3™ DICOM toolkit, as well as in desktop diagnostic review software through its eFilm Workstation®.

Q: What are the financial details of this acquisition?
A: The financial terms of the agreement are outlined in the press release published on each company’s web site and in documents filed with the SEC.

Q: When will this acquisition be finalized?
A: The merger agreement between etrials and Merge Healthcare was signed May 30, 2009. The transaction is expected to close in July 2009.

Q:  I thought etrials was already acquired by BioClinica.  What happened?
A:  On May 5, 2009, etrials and BioClinica jointly announced the proposed acquisition of etrials by BioClinica (NASDAQ:  BITI) and subsequently amended their offer on May 15, and May 19, 2009.  However, etrials had an obligation to its shareholders to entertain any superior offers. etrials’ Board determined that the Merge proposal was a superior offer.

Q: Why did Merge move to acquire etrials?
A: The combination of etrials’ eClinical portfolio and the breadth of Merge’s imaging technology creates new capabilities to meet the growing demand for imaging in the eClinical space.  This acquisition allows both organizations to jointly expand their footprint in the life sciences and healthcare IT arena.

The combination will also accelerate both companies’ strategy to deliver increased value to customers. Customers are increasing their use of imaging to prove the efficacy of new treatments and therapies, while at the same time demanding more comprehensive and integrated eClinical solutions to provide high quality data in real-time.

The addition of image management and workflow expertise broadens etrials’ capabilities on a global scale, especially in oncology trials which can benefit from Merge’s tumor tracking and measurement solutions.

Q:  Is there overlap between Merge and etrials?
A: etrials’ product offerings have no overlap with Merge products.  As a result, both companies have the ability to capitalize on emerging business growth opportunities and deliver added value to their customers, partners and shareholders. Moreover, etrials and Merge have unique current clinical trials customers.  This provides each company the ability to extend new solutions to their installed base.

Q:  How does this affect etrials’ business partners?
A: Merge and etrials are committed to continue and grow relationships with business partners after the acquisition is complete.

Q:  What is Merge’s experience in clinical trials?
A:  Merge OEM has always focused on opportunities to develop imaging solutions for new medical markets or adjacencies.  Several years ago, the clinical trials market was identified as a key market opportunity because of the increasing importance of imaging.  As Robards Research Institute noted in a 2004 press release, “The U.S. Federal Drug Administration (FDA) is increasingly requesting imaging data as part of the approval process for clinical trial submissions. Imaging is now widely recognized as a powerful and non-invasive tool to look inside the body and study ways to increase the safety and efficacy of new drugs being brought to market…Every preclinical model of human disease requires expertise in specific imaging modalities and analysis techniques.”

The Merge OEM team began marketing its image management applications to imaging core labs, because many of them had home grown systems that needed improvements such as basic PACS viewing and custom measurement tools.  Contract research organizations (CRO’s) and even pharmaceutical companies became interested in these solutions as a way to provide image viewing and analysis services.  The configuration of Cedara I-Response™, an important Merge OEM product, serves as a clinical trials viewer and has been well received. The National Institute of Health currently uses a version of I-Response with server side rendering for its archive (more detail can be found at: https://cabig.nci.nih.gov/tools/NCIA). Cedara I-Response has also been utilized to gather critical diagnostic measurements and to assist with clinical research and clinical trials related to therapy effectiveness.

Clients

Q: How will etrials’ customers benefit?
A: Because there is no product overlap, etrials’ clients have the comfort of knowing the solution that they selected and are using will be the go-forward platform.

etrials’ EDC, IVR/IWR and eDiary solutions are planned to become the flagship products of Merge’s eClinical division, while also providing a platform for Merge’s clinical trials imaging solutions.  etrials’ clients can also be assured that Merge has made a strong commitment to the clinical trials market through this proposed acquisition.  Merge also brings financial stability and strength for etrials.

Q:  How will the etrials team fit organizationally within Merge?
A: etrials will be a business unit within Merge, with access to clinical trials resources and product development from Merge OEM.

Q: Where is the company headquarters going to be located?
A:  The Milwaukee, Wisconsin (USA) office will continue to be the worldwide company headquarters for Merge Healthcare.

Merge also has offices in Cleveland, Ohio; Mississauga, Ontario (Canada); Shanghai, China; and Nuenen, The Netherlands.

etrials’ Morrisville, North Carolina (USA) office will continue to be the center of etrials’ operations.

Shareholders

Q:  What happens next?  Is this a done deal?
A:  It is not a done deal.  etrials’ shareholders must tender a sufficient number of shares to Merge and, if necessary, vote in support of the agreement.   The Securities and Exchange Commission (SEC) will also review the transaction documents submitted to etrials shareholders.

Q: Will the stock ticker symbol change?
A:  Upon the closing of the transaction, the etrials stock ticker symbol will no longer exist. The Merge ticker symbol on the NASDAQ exchange, MRGE, will represent the combination of the two companies after the closing date.

Q: What happens to our etrials stock?
A:  Please reference the documents filed with the SEC and posted on the Merge Healthcare web site (www.merge.com) and on the etrials web site (www.etrials.com).

Notice to Investors

This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of etrials. The tender offer described herein has not yet been commenced AND THE REGISTRATION STATEMENT HAS NOT BECOME EFFECTIVE. PRIOR TO the time the tender offer is commenced, Merge intends to file a registration statement on Form S-4 and a tender offer statement on Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, etrials intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of etrials. The solicitation of offers to buy common stock of etrials will only be made pursuant to the offer to purchase/PROSPECTUS, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase/PROSPECTUS and the letter of transmittal, the solicitation/recommendation statement, the REGISTRATION STATEMENT, THE proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov, or from the information agent Merge selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and  other filings containing information about etrials, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to etrials, or on etrials’ corporate website at http://www.etrials.com.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETRIALS WORLDWIDE, INC.

By: /s/ M. Denis Connaghan
M. Denis Connaghan
President and Chief Executive Officer

Dated: June 2, 2009